Chapman and Cutler LLP 320 South Canal Street, 27th Floor Chicago, Illinois 60606 T 312.845.3000 F 312.701.2361 www.chapman.com

October 24, 2023

Mark Cowan

U.S. Securities and Exchange Commission

Division of Investment Management

Disclosure Review Office

100 F Street, N.E.

Washington, D.C. 20549

Re:	FT 11042
FT Income Portfolio, Series 22
(the “Trust”)
CIK No. 1985888 File No. 333-274478

Dear Mr. Cowan:

We received your comments regarding the Registration Statement for the above captioned Trust. This letter serves to respond to your comments.

Comments

Portfolio

1.If investment in distressed municipal bonds is a principal investment for the Trust, please add appropriate disclosure.

Response:If, based on the Trust’s final portfolio, the Trust has material exposure to distressed municipal bonds, relevant disclosure will be added to the Trust’s prospectus.

Risk Factors

2.If funds invest significantly in subprime residential mortgage loans, please add relevant risk disclosure.

Response:In accordance with the Staff’s comment, if the Trust’s final portfolio has exposure to funds that invest in subprime residential mortgage loans, appropriate disclosure will be added to the Trust’s prospectus.

We appreciate your prompt attention to this Registration Statement. If you have any questions or comments or would like to discuss our responses to your questions, please feel free to contact Brian D. Free at (312) 845-3017 or the undersigned at (312) 845-3721.

Very truly yours,
Chapman and Cutler llp
By:	/s/ Daniel J. Fallon
Daniel J. Fallon